July 12, 2006

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mailstop 6010

Attn: Tim Buchmiller

Re:	Applied Imaging Corp.
Registration Statement on Form S-3
File No. 333-134621

Dear Mr. Buchmiller:

On behalf of Applied Imaging Corp. (“Applied Imaging” or the “Company”), we are responding to the Staff’s letter dated June 8, 2006 (the “Comment Letter”), relating to the above-referenced Form S-3 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, the Registration Statement has been amended and Applied Imaging is filing pre-effective Amendment No. 1 to Form S-3 on Form S-1 (“Amendment No. 1”) with this response letter. For your convenience we have repeated the Staff’s comment below in bold face type before our response below. References to “we,” “our” or “us” mean the Company or its advisors, depending upon the context.

1.	We note that your common stock is quoted on the Over-the-Counter Bulletin Board. As such, it does not appear that you are eligible to register shares for resale by selling stockholders on Form S-3 because you do not meet the requirements of that form. See General Instruction I.B.3 to Form S-3 and paragraph H.54 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997). Please withdraw the Form S-3 or amend your registration statement so that it is on a proper form.

In response to the Staff’s comment, we confirm that we have amended the Registration Statement into Form S-1. We note further that the Amendment No. 1 on Form S-1 backwards incorporates by reference information as permitted under the Securities Offering Reform rules effective on December 1, 2005 (Securities Act Release No. 8591).

Securities and Exchange Commission

July 12, 2006

We would very much appreciate the Staff’s prompt review of our amendment. Should you have any follow-up questions, please call me at (650) 849-3102.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Evan Ng
Evan Ng